
October 31, 2022

Lewis Bender
Chief Executive Officer
Intensity Therapeutics, Inc.
61 Wilton Road, 3rd Floor
Westport, CT 06880

>   **Re: Intensity Therapeutics, Inc.**
>   **Amendment No. 9 to Registration Statement on Form S-1**
>   **Filed September 20, 2022**
>   **File No. 333-260565**

Dear Lewis Bender:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 9 to Form S-1 filed October 3, 2022

Cover Page

1.   Disclose whether your offering is contingent upon final approval of your Nasdaq listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

Risk Factors, page 9

2.   We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for

rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock run-up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

 You may contact Sasha Parikh at 202-551-3627 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel Woodard, Esq.